Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Hemisphere Media Group, Inc.
(Name of Issuer)

Class A Common Stock Par Value $0.001 Per Share
(Class of Securities)

42365Q103
(CUSIP Number)

Grupo MVS, S.A. de C.V.

Blvd. Manuel Ávila Camacho, 147

Chapultepec Morales
Ciudad de México, D.F. 11510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

CUSIP Number of Class A Common Stock: 42365Q103

1	NAMES OF REPORTING PERSONS:
Cinema Aeropuerto, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,208,045(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,208,045(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,208,045

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON:
CO

(1)	These shares of Class A Common Stock are comprised of 2,996,999 shares of Issuer's Class B common stock, convertible at any time at the option of the holder thereof, into an equal number of fully paid and non-assessable shares of Issuer's Class A Common Stock and 211,046 shares of Issuer's Class A Common Stock issuable upon the exercise of warrants.

CUSIP Number of Class A Common Stock: 42365Q103

1	NAMES OF REPORTING PERSONS:
Grupo Frecuencia Modulada Televisión, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,208,045(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,208,045(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,208,045(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON:
CO

CUSIP Number of Class A Common Stock: 42365Q103

1	NAMES OF REPORTING PERSONS:
Grupo MVS, S.A. de C.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,208,045(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,208,045(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,208,045

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON:
CO

CUSIP Number of Class A Common Stock: 42365Q103

1	NAMES OF REPORTING PERSONS:
HSBC Trust Agreement Number 61549

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH:	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,208,045(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,208,045(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,208,045

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.7% (See Item 5 for calculation of outstanding shares.)

14	TYPE OF REPORTING PERSON:
OO

The statement (the "Statement") on Schedule 13D filed by (i) Cinema Aeropuerto, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Cinema Aeropuerto”), (ii) Grupo Frecuencia Modulada Televisión, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Frecuencia Modulada”), and (iii) Grupo MVS, S.A. de C.V., a Mexican Sociedad Anonima de Capital Variable (variable capital corporation) (“Grupo MVS”) on April 15, 2013 and December 16, 2014 is hereby amended. The following constitutes Amendment No. 2 to the Statement and is filed by Cinema Aeropuerto, Frecuencia Modulada, Grupo MVS and HSBC Trust Agreement Number 61549 (the “Trust”, and together with Cinema Aeropuerto, Frecuencia Modulada, and Grupo MVS, the “Reporting Persons”).  Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2.	Identity and Background

(a)  This statement is being filed by the Reporting Persons.

(b)  The address of Cinema Aeropuerto, Frecuencia Modulada, and Grupo MVS is Boulevard Manuel Ávila Camacho 147, Chapultepec Morales, Ciudad de México, D.F. 11510. The address of the Trust is Avenida Paseo de la Reforma #347, 3er piso Colonia Cuauhtémoc, Mexico 06500.

(c) The principal business of Cinema Aeropuerto is to invest in the common stock of the Issuer and to appoint a voting member of the Issuer's board of directors. The principal business of Frecuencia Modulada is to own a controlling interest in Cinema Aeropeuerto. The principal business of Grupo MVS is to acquire and operate radio, television and publishing businesses, and to provide satellite, distribution and licensing services to such businesses. Cinema Aeropuerto and Frecuencia Modulada are indirect wholly-owned subsidiaries of, and are controlled by, Grupo MVS. The Trust, directly and indirectly, owns a 99.56% interest in Grupo MVS. The Trust is organized under the laws of Mexico for the benefit of descendants of José Joaquín Vargas Gómez.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cinema Aeropuerto, Frecuencia Modulada and Grupo MVS are corporations organized under the laws of Mexico. The trust is organized under the laws of Mexico.

Item 5.	Interest in Securities of the Issuer

(i)     Assuming conversion of all shares of Class B stock owned by it, Cinema Aeropuerto individually beneficially owns 3,208,045 shares of Class A Common Stock representing 20.7% of all of the outstanding shares of Class A Common Stock, which is comprised of  (A) 211,046 shares of Class A Common Stock of the Issuer issuable upon conversion of certain warrants exercisable at $12.00 per share and (B) 2,996,999 shares of Class A Common Stock of the Issuer, which are issuable upon conversion of the Class B Common Stock of the Issuer, which is convertible on a one for one basis.

(ii)    Frecuencia Modulada, as the owner of a controlling interest in Cinema Aeropuerto, may be deemed to beneficially own the shares of Class A Common Stock held by Cinema Aeropuerto.

(iii)   Grupo MVS, as the beneficial owner of a controlling interest in each of Cinema Aeropuerto and Frecuencia Modulada, may be deemed to beneficially own the shares of Class A Common Stock held by each of Cinema Aeropuerto and Frecuencia Modulada.

(iv)   The Trust, as the owner of Grupo MVS, may be deemed to beneficially own the shares of Class A Common Stock held by each of Cinema Aeopuerto, Frecuencia Modulada and Grupo MVS.

Percentage is based on 12,287,813 shares of Class A Common Stock outstanding, reflecting the 15,087,813 shares of Class A Common Stock outstanding as of May 6, 2016, as reported in the Issuer's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission (the SEC") on May 9, 2016, as reduced by the Issuer’s repurchase of 2,800,000 shares of Class A common stock, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on June 8, 2016.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 28, 2016.

Cinema Aeropuerto, S.A. de C.V.

By:	/s/ Joaquin Vargas Guajardo

Name:	Joaquin Vargas Guajardo

Title:	Attorney-in-fact

Grupo Frecuencia Modulada Televisión, S.A. de C.V.

By:	/s/ Joaquin Vargas Guajardo

Name:	Joaquin Vargas Guajardo

Title:	Attorney-in-fact

Grupo MVS, S.A. de C.V.

By:	/s/ Joaquin Vargas Guajardo

Name:	Joaquin Vargas Guajardo

Title:	Attorney-in-fact

HSBC Trust Agreement Number 61549

By:	HSBC Mexico, S.A., as Trustee

By:	/s/ Jose Antonio Abad Garcia

Name:	Jose Antonio Abad Garcia

Title:	Legal Representative